UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 11, 2023

Date of Report (Date of earliest event reported)

EF Hutton Acquisition Corporation I

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41497	86-2559175
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

24 Shipyard Drive, Suite 102 Hingham, MA	02043
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (929) 528-0767

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	EFHT	The Nasdaq Stock Market LLC
Warrants	EFHTW	The Nasdaq Stock Market LLC
Rights	EFHTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on June 1, 2023, the stockholders of EF Hutton Acquisition Corporation I (the “Company”) approved at a special meeting of stockholders (the “Special Meeting”), an amendment to the Company’s Amended and Restated Certificate of Incorporation to permit the Company to extend the time for the Company to complete its initial business combination (the “BC Period”) from June 13, 2023 to March 13, 2024 in nine (9) one-month extensions in exchange for the Company depositing $80,000 in the Trust Account for each one-month extension.

On August 11, 2023, the Company deposited $80,000 into the Trust Account to extend the BC Period from August 13, 2023 to September 13, 2023. Accordingly, unless extended further, the Company has until September 13, 2023 to complete its initial business combination

IMPORTANT NOTICES

Additional Information and Where to Find It

On March 3, 2023, SPAC entered into a merger agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the SPAC, Humble Imports Inc., d/b/a ECD Auto Design, a Florida corporation (the “ECD”), ECD Auto Design UK, Ltd., an England and Wales corporation (the “ECD UK”), EFHAC Merger Sub, Inc., a Florida corporation and wholly-owned subsidiary of the SPAC (“Merger Sub”) and Scott Wallace, as the Securityholder Representative. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, Merger Sub will merge with and into ECD, with ECD surviving the merger as a wholly-owned subsidiary of the SPAC (the “Merger” or “Business Combination”). In addition, in connection with the consummation of the business combination, the SPAC will be renamed “ECD Automotive Design, Inc.” or such other name designated by ECD by notice to the SPAC.

SPAC and the ECD intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, and a proxy statement on Schedule 14A for the purpose of SPAC soliciting proxies from the stockholders of SPAC to approve the Merger Agreement, the transactions and related matters at a special meeting of SPAC stockholders and providing such stockholders an opportunity, in accordance with SPAC’s organizational documents and initial public offering prospectus, to have their shares of SPAC’s common stock redeemed.

After the Registration Statement has been filed and declared effective, SPAC will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Registration Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about SPAC, the ECD and the proposed business combination. Additionally, SPAC will file other relevant materials with the SEC in connection with the business combination. Copies of these documents may be obtained free of charge at the SEC’s web site at www.sec.gov. Securityholders of SPAC are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information. The Registration Statement and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to SPAC at 24 Shipyard Drive, Suite 102, Hingham, MA 02043. INVESTORS AND SECURITY HOLDERS OF SPAC ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT SPAC WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE ECD AND THE TRANSACTIONS.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. SPAC’s and the ECD’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, SPAC’s and the ECD’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SPAC’s and the ECD’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against SPAC and the ECD following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of SPAC and the ECD, certain regulatory approvals, or satisfy other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the impact of the COVID-19 pandemic on the ECD’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain the listing of Holdco’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the ECD to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that SPAC or the ECD may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to the ECD; (13) risks related to the organic and inorganic growth of the ECD’s business and the timing of expected business milestones; (14) the amount of redemption requests made by SPAC’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of SPAC for its initial public offering and the Registration Statement relating to the proposed business combination, including those under “Risk Factors” therein, and in SPAC’s other filings with the SEC. SPAC cautions that the foregoing list of factors is not exclusive. SPAC and the ECD caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SPAC and the ECD do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Participants in Solicitation

SPAC, the ECD, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPAC or the ECD, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

EXHIBIT NO.	DESCRIPTION
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2023

EF HUTTON ACQUISITION CORPORATION I

By:	/s/ Benjamin Piggott
Name:	Benjamin Piggott
Title:	Chief Executive Officer